Exhibit 99.1

FROM:	Kerzner International Limited
The Bahamas
Contact: John Allison
Tel: +1.242.363.6016

FOR IMMEDIATE RELEASE

KERZNER INTERNATIONAL ANNOUNCES THE
EXTENSION OF THE EXCHANGE OFFER FOR
8-7/8% SENIOR SUBORDINATED NOTES DUE 2011

PARADISE ISLAND, The Bahamas, September 10, 2002 – Kerzner International Limited (NYSE: KZL) (the “Company”) and its wholly owned subsidiary Kerzner International North America, Inc. (“KINA”) announced today an extension of the offer to exchange up to $200 million of their 8-7/8% Senior Subordinated Notes due 2011, which have been registered under the Securities Act of 1933, for a like principal amount at maturity of their issued and outstanding 8-7/8% Senior Subordinated Notes due 2011 (the “Notes”).

The Company and KINA have extended the exchange offer related to the Notes so that it will now expire at 5:00 p.m. New York City time on Monday, September 16, 2002.

Copies of the exchange offer documents can be obtained by contacting The Bank of New York, the Exchange Agent for the exchange offer, at 212.815.5076, Attention: Bernard Arsenec. Questions concerning the exchange offer may also be directed to The Bank of New York at the above number.

This press release is not an offer to exchange the Notes, which may be made only pursuant to the terms of the Letter of Transmittal. The exchange offer is being made solely by the Letter of Transmittal dated August 12, 2002, and related documents (as may be amended from time to time), and those documents should be consulted for additional information regarding delivery procedures and the conditions of the exchange offer.

About the Company

Kerzner International Limited is a leading developer and operator of premier casinos, resorts and luxury hotels. The Company’s flagship destination is Atlantis, a 2,317-room, ocean-themed resort located on Paradise Island, The Bahamas. Atlantis is a unique destination casino resort featuring three interconnected hotel towers built around a 7-acre lagoon and a 34-acre marine environment that includes the world’s largest open-air marine habitat. The Company also developed and receives certain revenues from Mohegan Sun in Uncasville, Connecticut. Following the completion of a $1 billion expansion, the Native American-themed Mohegan Sun has become one of the premier casino resort destinations in the United States. In the luxury resort hotel business, the Company operates eight luxury resorts in The Bahamas, Mauritius, Dubai, and the Maldives. For more information concerning the Company and its operating subsidiaries visit www.kerzner.com.

Inquiries should be directed to John Allison, Executive Vice President – Chief Financial Officer of Kerzner International Limited at +1.242.363.6016.

Certain statements and information included in this release constitute “forward looking statements” within the meaning of the Federal Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Companies to be materially different from any future results, performance, or achievements expressed or implied in such forward looking statements. Additional discussion of factors that could cause actual results to differ materially from management’s projections, forecasts, estimates and expectations is contained in the companies’ SEC filings.